Gentor Resources Inc.

PRESS RELEASE

Gentor Stock Option Grants

Toronto, Canada – May 23, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it has granted to employees, officers, directors and a consultant of the Company, pursuant to the terms of the Company's stock option plan, a total of 1,680,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 for a period of five years.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to U.S. Persons.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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